UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

VALERA PHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

91914F 10 0

(CUSIP Number)

John T. Unger

Senior Vice President and General Counsel

Sanders Morris Harris Inc.

600 Travis, Suite 3100, Houston, Texas 77002

713-993-4645

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 11, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.  ☐

Note:  Schedules filed in paper form shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 91914F 10 0	13D	Page 2 of 26 Pages

1	NAMES OF REPORTING PERSONS/ I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Corporate Opportunities Fund, L.P. Corporate Opportunities Fund (Institutional), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware limited partnerships

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER None
8 SHARED VOTING POWER 6,169,202 (See Item 5)
9 SOLE DISPOSITIVE POWER None
10 SHARED DISPOSITIVE POWER 1,927,462

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,169,202 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.31% (See Item 5)
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP NO. 91914F 10 0	13D	Page 3 of 26 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Corporate Opportunities Fund (Institutional), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware limited partnership

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER None
8 SHARED VOTING POWER 6,169,202 (See Item 5)
9 SOLE DISPOSITIVE POWER None
10 SHARED DISPOSITIVE POWER 1,625,815

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,169,202 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.31% (See Item 5)
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP NO. 91914F 10 0	13D	Page 4 of 26 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Corporate Opportunities Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware limited partnership

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER None
8 SHARED VOTING POWER 6,169,202 (See Item 5)
9 SOLE DISPOSITIVE POWER None
10. SHARED DISPOSITIVE POWER 301,647

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,169,202 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.31% (See Item 5)
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP NO. 91914F 10 0	13D	Page 5 of 26 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SMM Corporate Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware limited liability company

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER None
8 SHARED VOTING POWER 6,169,202 (See Item 5)
9 SOLE DISPOSITIVE POWER None
10 SHARED DISPOSITIVE POWER 1,927,462

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,169,202 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.31% (See Item 5)
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP NO. 91914F 10 0	13D	Page 6 of 26 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SMH Hydro Med, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware limited liability company

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER None
8 SHARED VOTING POWER 6,169,202 (See Item 5)
9 SOLE DISPOSITIVE POWER None
10 SHARED DISPOSITIVE POWER 1,456,075

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,169,202 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.31% (See Item 5)
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP NO. 91914F 10 0	13D	Page 7 of 26 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SMH Hydro Med II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware limited liability company

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER None
8 SHARED VOTING POWER 6,169,202 (See Item 5)
9 SOLE DISPOSITIVE POWER None
10 SHARED DISPOSITIVE POWER 947,547

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,169,202 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.31% (See Item 5)
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP NO. 91914F 10 0	13D	Page 8 of 26 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Life Sciences Opportunity Fund, L.P. Life Sciences Opportunity Fund (Institutional), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware limited partnerships

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER None
8 SHARED VOTING POWER 6,169,202 (See Item 5)
9 SOLE DISPOSITIVE POWER None
10 SHARED DISPOSITIVE POWER 390,859

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,169,202 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.31% (See Item 5)
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP NO. 91914F 10 0	13D	Page 9 of 26 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Life Sciences Opportunity Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware limited partnership

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER None
8 SHARED VOTING POWER 6,169,202 (See Item 5)
9 SOLE DISPOSITIVE POWER None
10 SHARED DISPOSITIVE POWER 319,084

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,169,202 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.31% (See Item 5)
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP NO. 91914F 10 0	13D	Page 10 of 26 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Life Sciences Opportunity Fund (Institutional), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware limited partnership

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER None
8 SHARED VOTING POWER 6,169,202 (See Item 5)
9 SOLE DISPOSITIVE POWER None
10 SHARED DISPOSITIVE POWER 71,775

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,169,202 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.31% (See Item 5)
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP NO. 91914F 10 0	13D	Page 11 of 26 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SMH Life Sciences Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware limited liability company

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER None
8 SHARED VOTING POWER 6,169,202 (See Item 5)
9 SOLE DISPOSITIVE POWER None
10 SHARED DISPOSITIVE POWER 390,859

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,169,202 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.31% (See Item 5)
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP NO. 91914F 10 0	13D	Page 12 of 26 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SMH Valera, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware limited liability company

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER None
8 SHARED VOTING POWER 6,169,202 (See Item 5)
9 SOLE DISPOSITIVE POWER None
10 SHARED DISPOSITIVE POWER 719,222

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,169,202 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.31% (See Item 5)
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP NO. 91914F 10 0	13D	Page 13 of 26 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sanders Morris Harris Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER None
8 SHARED VOTING POWER 6,169,202 (See Item 5)
9 SOLE DISPOSITIVE POWER None
10 SHARED DISPOSITIVE POWER 2,318,321

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,169,202 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.31% (See Item 5)
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP NO. 91914F 10 0	13D	Page 14 of 26 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) James C. Gale
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER None
8 SHARED VOTING POWER 6,169,202 (See Item 5)
9 SOLE DISPOSITIVE POWER None
10 SHARED DISPOSITIVE POWER 5,449,980

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,169,202 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.31% (See Item 5)
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP NO. 91914F 10 0	13D	Page 15 of 26 Pages

Item 1.	Security and Issuer.

This statement relates to the common stock, no par value (the “Shares”), of Valera Pharmaceuticals, Inc., a Delaware corporation. The principal executive office of the issuer of such securities is located at 7 Clarke Drive, Cranbury, New Jersey 08512

Item 2.	Identity and Background.

This statement is being filed on behalf of: (a) Corporate Opportunities Fund, L.P. (“COF”), (b) Corporate Opportunities Fund (Institutional), L.P. (“COFI” and together with COF, the “COF Funds”), (c) SMM Corporate Management, L.L.C. (“COF GP”), (d) Life Sciences Opportunity Fund, L.P. (“LOF”), (e) Life Sciences Opportunity Fund (Institutional), L.P. (“LOFI” and together with LOF, the :LOF Funds”), (f) SMH Life Sciences Management, LLC (“LOF GP” and together with COF GP, the General Partners”), (g) SMH Hydro Med, LLC (“SMH Hydro Med”), (h) SMH Hydro Med II, LLC (“SMH Hydro Med II”), (i) SMH Valera, LLC (“SMH Valera” and together with the COF Funds, the LOF Funds, SMH Hydro Med, and SMH Hydro Med II, the “Funds”), (j) Sanders Morris Harris Inc. (“SMH”), and (k) James C. Gale (together with the Funds, the General Partners, and SMH, the “Reporting Persons”), and (l) Psilos Group Investors II-S, L.P. (“PGP”). The Funds are part of a group within the meaning of Rule 13d-5(b) acting together solely for the purpose of voting the Shares of the Issuer. The other member of the group is PGP.

The COF Funds are Delaware limited partnerships whose principal business is making investments in the securities of other entities. The address of their principal office is 126 East 56th Street, 24th Floor, New York, New York 10022.

The COF GP is a Delaware limited liability company and the sole general partner of the Funds. The principal business of the COF GP is to act as general partner of the COF Funds. The address of its principal office is 126 East 56th Street, 24th Floor, New York, New York 10022.

The LOF Funds are Delaware limited partnerships whose principal business is making investments in the securities of other entities. The address of their principal office is 126 East 56th Street, 24th Floor, New York, New York 10022.

The LOF GP is a Delaware limited liability company and the sole general partner of the Funds. The principal business of the LOF GP is to act as general partner of the LOF Funds. The address of its principal office is 126 East 56th Street, 24th Floor, New York, New York 10022.

SMH Hydro Med is a Delaware limited liability company. The principal business of the SMH Hydro Med is to hold shares of the Issuer. The address of its principal office is 126 East 56th Street, 24th Floor, New York, New York 10022.

SMH Hydro Med II is a Delaware limited liability company. The principal business of the SMH Hydro Med II is to hold shares of the Issuer. The address of its principal office is 126 East 56th Street, 24th Floor, New York, New York 10022.

SMH Valera is a Delaware limited liability company. The principal business of the SMH Valera is to hold shares of the Issuer. The address of its principal office is 126 East 56th Street, 24th Floor, New York, New York 10022.

SMH is a Texas corporation and the controlling member of the General Partners. The address of its principal office is 600 Travis, Suite 3100, Houston, Texas 77002. Attached as Appendix A is

CUSIP NO. 91914F 10 0	13D	Page 16 of 26 Pages

information concerning the executive officers and directors of Sanders Morris Harris required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D. Such executive officers and directors may be deemed, but are not conceded to be controlling persons of Sanders Morris Harris. Sanders Morris Harris Inc. is a wholly owned subsidiary of Sanders Morris Harris Group, Inc., a Texas corporation (“SMH Group”). Sanders Morris Harris is a registered broker/dealer.

Sanders Morris Harris Group, Inc. is a Texas corporation and the parent of Sanders Morris Harris. The address of its principal office is 600 Travis, Suite 3100, Houston, Texas 77002. Attached as Appendix A-1 is information concerning the executive officers and directors of SMH Group required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D. Such officers and directors may be deemed, but are not conceded to be controlling, persons of SMH Group. No corporation or other person is or may be deemed to be ultimately in control of SMH Group.

James C. Gale is the Chief Investment Officer, a Manager, and Member of the General Partners and the Chief Investment Officer and a Manager of SMH Hydro Med, SMH Hydro Med II, and SMH Valera. The address of his principal office is 126 East 56th Street, 28th Floor, New York, New York 10022. Mr. Gale is a citizen of the United States.

Information with respect to the identity and background of PGP is incorporated herein by reference to the information set forth under Item 2 of the Schedule 13D filed by such persons with the SEC on December 21, 2006, with respect to the Issuer (the “PGP Schedule 13D”), a copy of which is attached hereto as Exhibit 5.

During the past five years, none of the reporting persons or any of the persons referred to in Appendices A and A-1 has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

During the past five years, none of the reporting persons or any of the persons referred to in Appendices A and A-1 was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws as a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

Item 3.	Source and Amount of Funds or Other Consideration.

On June 30, 2000, the COF Funds entered into a Note Agreement with GP Strategies Corporation (“GP Strategies”) pursuant to which they purchased 6% Convertible Exchangeable Subordinated Notes due 2003 (the “Notes”) in the aggregate principal amount of $2,640,000. The Notes were exchangeable for 19.99% of Hydro Med Sciences, Inc., a wholly-owned subsidiary of GP Strategies and the predecessor of the Issuer. In December 2001, the exchange rate for the Notes was set at 1,999,000 shares of common stock of HMS.

On December 27, 2001, the COF Funds purchased 2,000,000 shares of Series A Convertible Preferred Stock from HMS for an aggregate consideration of $2,000,000 and SMH Hydro Med purchased 4,000,000 shares of Series A Convertible Preferred Stock from the Issuer for an aggregate consideration of $4,000,000. The original conversion rate of the Series A Convertible Preferred Stock was one share of common stock for each share of preferred stock. As part of the offering of Series C Convertible Preferred Stock referred to below the conversion rate was increased to two shares of common stock for one share of preferred stock.

CUSIP NO. 91914F 10 0	13D	Page 17 of 26 Pages

On May 30, 2003, the COF Funds, SMH Hydro Med II, and the LOF Funds purchased from the Issuer 5,517,241, 4,358,621, and 1,379,310 shares, respectively, of HMS Series B Convertible Preferred Stock for an aggregate consideration of $4,000,000, $3,160,000, and $1,000,000, respectively.

On July 30, 2004, the LOF Funds and SMH Valera purchased from the Issuer 500,000 and 3,500,000 shares, respectively, of the Series C Convertible Preferred Stock of the Issuer for an aggregate consideration of $500,000 and $3,500,000, respectively.

On January 27, 2006, the Issuer effected a one-for-six reverse stock split. In connection with the reverse stock split, every outstanding six shares of the Issuer’s common stock were replaced with one share of the Issuer’s common stock

In connection with the initial public offering by the Issuer on February 1, 2006, all outstanding shares of Series A, B, and C Convertible Preferred Stock and accrued and unpaid dividends thereon were converted into Shares of the Issuer.

Information concerning the source and amount of funds or other consideration used by PGP in making its purchase of Shares of the Issuer is incorporated herein by reference to the information set forth under Item 3 of the PGP Schedule 13D.

Item 4.	Purpose of Transaction.

The Funds are filing this Schedule 13D because, as a result of certain matters reported under Item 6 below, they and PGP may be deemed to constitute a “group” under Rule 13d-5(b) for the purpose of voting Shares of the Issuer. See Item 6.

The Funds acquired the securities issued by the Issuer (see Item 3) that were exchanged for or converted into Shares for general investment purposes. The Funds have named one person, James C. Gale, a manager of the General Partners, to the Board of the Issuer.

The Funds intend to review continuously their investment in the Issuer and may or may not seek involvement in the Issuer’s affairs. Depending on their evaluation of the Issuer’s business and prospects and future developments, the Funds, or other individuals or entities that may be deemed to be affiliates of the Funds, may from time to time purchase additional securities of the Issuer, dispose of all or a portion of the securities held by such person, or cease buying or selling shares. Any additional purchases of securities may be in open market or privately negotiated transactions or otherwise.

Information concerning PGP’s purpose or purposes of the acquisition of Shares of the Issuer is incorporated herein by reference to Item 4 of the PGP Schedule 13D.

Except as described in this Item 4 and Item 6, the Funds have no present plans or proposals which relate or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, (e) any material change to the present capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer’s business or corporate structure, (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the

CUSIP NO. 91914F 10 0	13D	Page 18 of 26 Pages

Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (j) any actions similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a) There are 14,934,807 shares of common stock of the Issuer outstanding as of November 1, 2006, as reported by the Issuer in its quarterly report on Form 10-Q for the quarter ended September 30, 2006.

By reason of the execution of the Voting Agreements by the Funds and PGP described in Items 4 and 6 herein, the Funds and PGP may be deemed to constitute a group under Rule 13d-5(b) for the purpose of voting shares of the Issuer. Based on information set forth in the PGP Schedule 13D (and as set forth under Item 5 of Exhibit 4), the PGP Funds beneficially own a total of 728,037 Shares of the Issuer.

Collectively, the Reporting Persons and PGP may be deemed to beneficially own a total of (i) 6,169,202 Shares of the Issuer.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any of the Shares referred to herein other than Shares with respect to which a Reporting Person possesses both voting and dispositive power for purpose of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(i)	Holdings if Deemed Members of a Rule 13d-5 Group with PGP.

If the Reporting Persons are deemed to be members of a group with PGP under Rule 13d-5(b) of the Act, the aggregate number and percentage of Shares of the Issuer that may be deemed to be beneficially owned by each Reporting Person pursuant to Rule 13d-3 of the Act is as follows:

Reporting Person	Aggregate Number of Shares Owned		Percentage of Class
Corporate Opportunities Fund (Institutional), L.P.	6,169,202	(1)	41.31
Corporate Opportunities Fund, L.P.	6,169,202	(1)	41.31
SMM Corporate Management, LLC	6,169,202	(1)(2)	41.31
SMH Hydro Med, LLC	6,169,202	(1)	41.31
SMH Hydro Med II, LLC	6,169,202	(1)	41.31
SMH Valera, LLC	6,169,202	(1)	41.31
Life Sciences Opportunity Fund, L.P.	6,169,202	(1)	41.31
Life Sciences Opportunity Fund (Institutional), L.P.	6,169,202	(1)	41.31
SMH Life Sciences Management, LLC	6,169,202	(1)(3)	41.31
Sanders Morris Harris Inc.	6,169,202	(1)(4)	41.31
James C. Gale	6,169,202	(1)(5)	41.31

(1)	By reason of the execution of the Voting Agreements described in Items 4 and 6, the Funds and PGP may be deemed to constitute a group under Rule 13d-5(b) for the purpose of voting Shares of the Issuer and the Reporting Persons may be deemed to share voting power over 728,037 Shares of the Issuer owned by PGP. Each of the Reporting Persons disclaims beneficial ownership of such Shares.

(2)	Includes shares beneficially owned by the COF Funds. COG GP disclaims beneficial ownership of such Shares.

(3)	Includes shares beneficially owned by the LOF Funds. LOF GP disclaims beneficial ownership of such Shares.

CUSIP NO. 91914F 10 0	13D	Page 19 of 26 Pages

(4)	Includes shares beneficially owned by the COF Funds, the LOF Funds, and the General Partners. SMH disclaims beneficial ownership of such Shares.

(5)	Includes shares beneficially owned by the COF Funds, the LOF Funds, the General Partners, SMH Hydro Med, SMH Hydro Med II, SMH Valera, and SMH. Mr. Gale disclaims beneficial ownership of such shares.

(ii) Holdings if Not Deemed Members of a Rule 13d-5 Group with PGP.

If the Reporting Persons are not deemed to be members of a group with PGP under Rule 13d-5(b) of the Act, the aggregate number and percentage of shares of Common Stock that may be deemed to be beneficially owned by each Reporting Person pursuant to Rule 13d-3 of the Act is as follows:

Reporting Person	Aggregate Number of Shares Owned		Percentage of Class
Corporate Opportunities Fund (Institutional), L.P.	1,625,815		10.89
Corporate Opportunities Fund, L.P.	301,647		2.02
Corporate Opportunities Fund (Institutional), L.P. and Corporate Opportunities Fund, L.P.	1,927,462		12.91
SMM Corporate Management, LLC	1,927,462	(1)	12.91	(1)
SMH Hydro Med, LLC	1,456,075		9.75
SMH Hydro Med II, LLC	947,547		6.34
SMH Valera, LLC	719,222		4.82
Life Sciences Opportunity Fund, L.P.	319,084		2.14
Life Sciences Opportunity Fund (Institutional), L.P.	71,775		*
Life Sciences Opportunities Fund II, L.P. and Life Sciences Opportunities Fund II (Institutional), L.P.	390,859		2.62
SMH Life Sciences Management, LLC	390,859	(2)	2.62	(2)
Sanders Morris Harris Inc.	2,318,321	(3)	15.52	(3)
James C. Gale	5,441,165	(4)	36.43	(4)

*	Less than one percent.

(1)	Includes shares beneficially owned by the COF Funds. COF GP disclaims beneficial ownership of such Shares.

(2)	Includes shares beneficially owned by the LOF Funds. LOF GP disclaims beneficial ownership of such shares.

(3)	Includes shares beneficially owned by the COF Funds, the LOF Funds, and the General Partners. SMH disclaims beneficial ownership of such Shares.

(4)	Includes shares beneficially owned by the COF Funds, the LOF Funds, the General Partners, SMH Hydro Med, SMH Hydro Med II, and SMH Valera. Mr. Gale disclaims beneficial ownership of such Shares.

(b)(i) Holdings if Deemed Members of a Rule 13d-5 Group with PGP.

If the Reporting Persons are deemed to be members of a group with PGP under Rule 13d-5(b) of the Act, the number of Shares of the Issuer as to which there is sole power to direct the vote, shared power to vote or to direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition for each of the Reporting Persons is as follows:

Reporting Person	Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote (1)		Sole Power to Dispose or Direct Disposition	Shared Power to Dispose or Direct Disposition
Corporate Opportunities Fund, L.P.	0	6,169,202		0	6,169,202
Corporate Opportunities Fund (Institutional), L.P.		6,169,202		0	6,169,202
SMM Corporate Management, LLC	0	6,169,202	(2)	0	6,169,202	(2)

CUSIP NO. 91914F 10 0	13D	Page 20 of 26 Pages

SMH Hydro Med, LLC	0	6,169,202		0	6,169,202
SMH Hydro Med II, LLC	0	6,169,202		0	6,169,202
SMH Valera, LLC	0	6,169,202		0	6,169,202
Life Sciences Opportunity Fund, L.P.	0	6,169,202		0	6,169,202
Life Sciences Opportunity Fund (Institutional), L.P.	0	6,169,202		0	6,169,202
SMH Life Sciences Management, LLC	0	6,169,202	(3)	0	6,169,202	(3)
Sanders Morris Harris Inc.	0	6,169,202	(4)	0	6,169,202	(4)
James C. Gale	0	6,169,202	(5)	0	6,169,202	(5)

(1)	By reason of the understanding among the Funds and PGP described in Items 4 and 6 herein, the Funds and PGP may be deemed to constitute a group under Rule 13d-5(b) for the purpose of voting shares of the Issuer and the Reporting Persons may be deemed to share voting power over 728,037 shares of Common Stock beneficially owned by PGP. Each of the Reporting Persons disclaims beneficial ownership of such shares.

(2)	COF GP serves as general partner of the COF Funds. By reason of such relationship, COF GP may be deemed to share voting and dispositive power over the Shares listed as beneficially owned by the COF Funds. COF GP disclaims beneficial ownership of such shares.

(3)	LOF GP serves as general partner of the LOF Funds. By reason of such relationship, LOF GP may be deemed to share voting and dispositive power over the Shares listed as beneficially owned by the LOF Funds. LOF GP disclaims beneficial ownership of such shares.

(4)	SMH is the controlling member of the General Partners. By reason of such relationship, SMH may be deemed to share voting and dispositive power over the Shares listed as beneficially owned by the General Partners. SMH disclaims beneficial ownership of such Shares

(5)	Mr. Gale serves as investment manager of the Funds. By reason of such relationship, he may be deemed to share voting and dispositive power over the Shares as beneficially owned by the COF Funds, the LOF Funds, the General Partners, SMH Hydro Med, SMH Hydro Med II, SMH Valera, and SMH. Mr. Gale disclaims beneficial ownership of such shares.

(ii)	Holdings if Not Deemed Members of a Rule 13d-5 Group with the PGP.

If the Reporting Persons are no deemed to be members of a group with the PGP under Rule 13d-5(b) of the Act, the number of Shares of the Issuer as to which there is sole power to direct the vote, shared power to vote or to direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition for each of the Reporting Persons is as follows:

Reporting Person	Sole Power to Vote or Direct the Vote	Shared Power To Vote or Direct the Vote		Sole Power to Dispose or Direct Disposition	Shared Power to Dispose or Direct Disposition
Corporate Opportunities Fund, L.P.	0	301,647		0	301,647
Corporate Opportunities Fund (Institutional), L.P.	0	1,625,815		0	1,625,815
Corporate Opportunities Fund, L.P. and Corporate Opportunities Fund (Institutional), L.P.	0	1,927,462		0	1,927,462
SMM Corporate Management, LLC	0	1,927,462	(1)	0	1,927,462	(1)
SMH Hydro Med, LLC	0	1,456,075		0	1,456,075
SMH Hydro Med II, LLC	0	947,547		0	947,547
SMH Valera, LLC	0	719,222		0	719,222
Life Sciences Opportunity Fund, L.P.	0	319,084		0	319,084
Life Sciences Opportunity Fund (Institutional), L.P.	0	71,775		0	71,775
Life Science Opportunity Fund, L.P. and Life Science Opportunity Fund (Institutional), L.P.	0	390,859		0	390,859

CUSIP NO. 91914F 10 0	13D	Page 21 of 26 Pages

SMH Life Sciences Management, LLC	0	390,859			390,859
Sanders Morris Harris Inc.	0	2,318,321	(2)	0	2,318.321	(2)
James C. Gale	0	5,441,165	(3)	0	5,441,165	(3)

(1)	COF GP serves as general partner of the COF Funds. By reason of such relationship, the COF GP may be deemed to share voting and dispositive power over the Shares listed as beneficially owned by the COF Funds. COF GP disclaims beneficial ownership of such shares.

LOF GP serves as general partner of the LOF Funds. By reason of such relationship, the LOF GP may be deemed to share voting and dispositive power over the Shares listed as beneficially owned by the LOF Funds. LOF GP disclaims beneficial ownership of such shares.

(2)	SMH is the controlling member’s of the General Partners. By reason of such relationship, SMH may be deemed to share voting and dispositive power over the Shares listed as beneficially owned by the General Partners. SMH disclaims beneficial ownership of such shares.

(3)	Mr. Gale serves as investment manager of the Funds. By reason of such relationship, he may be deemed to share voting and dispositive power over the Shares listed as beneficially owned by the Funds, the General Partners, and SMH. Mr. Gale disclaims beneficial ownership of such shares.

To the knowledge of the Reporting Persons, the persons listed on Appendix A and A-1 in response to Item 2 do not beneficially own any shares of Common Stock of the Issuer.

Information concerning the number of Shares as to which PGP holds the sole power to direct the vote, shared power to direct the vote, sole power to dispose or direct the disposition, or shares power to dispose of direct the disposition is incorporated by reference to Item 5(b) of the PGP Schedule 13D.

(b) The number of shares of common stock as to which there is sole power to direct the vote, shares power to vote or to direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition for each of the Reporting Persons is set forth on the cover pages, and such information is incorporated herein by reference. To the knowledge of the Reporting Persons, the persons listed on Appendix A and A-1 in response to Item 2 do not beneficially own any shares of Common Stock of the Issuer.

(c) The following transactions in the common stock of the Issuer were effected within the last 60 days by the following named Reporting Persons:

None

(d) The Funds have the right to receive all dividends on the Common Stock.

(e) Not Applicable.

Item 6.	Contracts, Arrangements, Understandings, or Relationships With Respect to Securities of the Issuer.

On December 11, 2006, each of the Funds and PGP entered into a Voting Agreement among Indevus Pharmaceuticals, Inc., a Delaware corporation (“Indevus”), Hayden Merger Sub, Inc., a Delaware corporation (the “Merger Sub”), and the Funds and PGP pursuant to which the Funds and PGP agreed to vote, at any meeting of the holders of the Shares, all Shares of the Issuer owned by the Funds and PGP, (i) in favor of the merger of the Merger Sub with and into the Issuer (the “Merger”), the execution and delivery by the Issuer of the Merger Agreement among Indevus, the Merger Sub, and the Issuer (the “Merger Agreement”), and any actions required in furtherance thereof, (ii) against any action, proposal,

CUSIP NO. 91914F 10 0	13D	Page 22 of 26 Pages

or transaction or agreement that would result in a breach in any respect of any covenant, representation, or warranty or any other obligation or agreement of the Issuer contained in the Merger Agreement or of any stockholder contained in this Agreement and (iii) against the following actions or proposals (other than the Merger and the transactions contemplated by the Merger Agreement): (A) any Takeover Proposal (as defined in the Merger Agreement); (B) any extraordinary corporate transaction, such as a merger, consolidation, or other business combination involving the Issuer; (C) a sale, lease, or transfer of a material amount of assets of the Issuer or a reorganization, recapitalization, dissolution, or liquidation of the Issuer; (D) (I) any change in the majority of the Issuer’s board of directors; (II) any material change in the present capitalization of the Issuer or any amendment of the Issuer’s organizational documents or similar governing document of the Issuer; (III) any other material change in the corporate structure or business of the Issuer; or (IV) any other action or proposal, which in the case of matters referred to in clauses (I), (II), or (III) above, is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, discourage or adversely affect the contemplated economic benefits to Indevus or Merger Sub of the Merger or the transactions contemplated by the Merger Agreement or the Voting Agreement or could reasonably be expected to result in any of the conditions to the Issuer’s obligations under the Merger Agreement not being fulfilled. In addition, the Funds and PGP granted Indevus an irrevocable proxy to vote their Shares as indicated above.

The Funds and PGP agreed to not transfer any Shares owned or grant any proxies or powers of attorney with respect to any Shares in contravention of the obligations under the Voting Agreements, or subject any Shares owned to any pledges, liens or other encumbrances or arrangements. Each Voting Agreement terminates on the earliest to occur of (i) mutual consent of Indevus, Merger Sub and the applicable stockholder, (ii) termination of the Merger Agreement in accordance with its terms and (iii) the closing of the Merger.

The foregoing summaries of certain provisions of the Voting Agreements do not purport to be complete descriptions and are qualified in their entirety by reference to the full texts of each Voting Agreement, which are attached hereto as Exhibits 2 and 3, respectively, and are incorporated herein by reference.

Except as stated herein, none of the Funds, the General Partners, SMH, or SMH Group, nor, to the best of the knowledge of the Funds, any of the executive officers or directors listed on Annex A or A-1, is a party to any contract, arrangement, understanding, or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to, any transfer or voting of any such securities, finder’s fees, joint ventures, loans or option arrangements, puts or calls, guarantees or profits, divisions of profit or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Exhibit Title

1.	Joint Filing Agreement among the reporting persons.

2.	Voting Agreement dated as of December 11, 2006, among Indevus Pharmaceuticals, Inc., Hayden Merger Sub, Inc. and the Funds. (incorporated by reference to Exhibit 10.1 to Indevus’ Current Report on Form 8-K, filed on December 12, 2006).

3.	Voting Agreement, dated as of December 11, 2006, by and among Indevus Pharmaceuticals, Inc., Hayden Merger Sub, Inc. and Psilos Group Partners II-S, L.P. (incorporated by reference to Exhibit 10.2 to Indevus’ Current Report on Form 8-K, filed on December 12, 2006).

4.	Schedule 13D filed with the SEC on December 21, 2006, by Psilos Group Partners II-S, L.P. (incorporated by reference).

CUSIP NO. 91914F 10 0	13D	Page 23 of 26 Pages

5.	Agreement and Plan of Merger, dated as of December 11, 2006, by and among Indevus Pharmaceuticals, Inc., Hayden Merger Sub, Inc. and Valera Pharmaceuticals, Inc. (incorporated by reference to Exhibit 2.1 to Indevus’ Current Report on Form 8-K, filed on December 12, 2006).

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: December 20, 2006

Corporate Opportunities Fund, L.P. and Corporate Opportunities Fund (Institutional), L.P.

By:	SMM Corporate Management, LLC, general partner

By	/s/ James C. Gale
James C. Gale, Manager

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: December 20, 2006

CUSIP NO. 91914F 10 0	13D	Page 24 of 26 Pages

Signatures:

SMM Corporate Management, LLC

By	/s/ James C. Gale
Name:	James C. Gale
Title:	Manager and Chief Investment Officer

Life Sciences Opportunity Fund, L.P. and Life Sciences Opportunity Fund (Institutional), L.P.

By:	SMH Life Science Management, LLC, general partner

By	/s/ James C. Gale
Name:	James C. Gale
Title:	Manager and Chief Investment Officer

SMH Life Science Management, LLC.

By	/s/ James C. Gale
Name:	James C. Gale
Title:	Manager and Chief Investment Officer

SMH Hydro Med, LLC, SMH Hydro Med II, LLC, and SMH Valera, LLC

By	/s/ James C. Gale
Name:	James C. Gale
Title:	Manager

Sanders Morris Harris Inc.

By	/s/ John T. Unger
Name:	John T. Unger
Title:	Senior Vice President and General Counsel

/s/ James C. Gale
James C. Gale

Each Reporting Person certifies only the information in Item 4 regarding, himself or itself, as the case may be.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (see 18 U.S.C. 1001).

CUSIP NO. 91914F 10 0	13D	Page 25 of 26 Pages

Appendix A

The following table sets forth the name, business address, and present principal occupation or employment of each director and executive officer of Sanders Morris Harris Inc. Unless otherwise indicated below, each such person is a citizen of the United States and the business address of each such person is 600 Travis, Suite 3100, Houston, Texas 77002. Except as indicated below, during the last five years, none of the persons listed below has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws as a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

Name	Present Principal Occupation or Employment; Business Address
Ben T. Morris	Chief Executive Officer and Director
George L. Ball	Chairman of the Board
Robert E. Garrison II	President and Director
Don A. Sanders	Chairman of the Executive Committee
Stephen R. Cordill	President, Asset and Wealth Management Division.
William W. Sprague	Executive Vice President
John T. Unger	Senior Vice President and General Counsel
Neil Shaughnessy	Senior Vice President
Rick Berry	Senior Vice President and Chief Financial Officer
Thomas J. Anderson	Senior Vice President and Chief Compliance Officer
William S. Floyd, IV	Vice President
Howard Y. Wong	Treasurer
Sandy Williams	Secretary

CUSIP NO. 91914F 10 0	13D	Page 26 of 26 Pages

Appendix A-1

Directors and Executive Officers of

Sanders Morris Harris Group Inc.

The following table sets forth the name, business address, and present principal occupation or employment of each director and executive officer of Sanders Morris Harris Group Inc. Unless otherwise indicated below, each such person is a citizen of the United States and the business address of each such person is 600 Travis, Suite 3100, Houston, Texas 77002. Except as indicated below, during the last five years, none of the persons listed below has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws as a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

Name	Present Principal Occupation or Employment; Business Address
George L. Ball	Director and Chairman of the Board
Ben T. Morris	Director and Chief Executive Officer
Robert E. Garrison II	Director and President
Don A. Sanders	Director, Vice Chairman
Titus H. Harris, Jr.	Director, Executive Vice President of SMH
W. Blair Waltrip	Director, private investor
Nolan Ryan	Director, private investor
Dan S. Wilford	Director, director of Healthcare Realty Trust Incorporated
Richard E. Bean	Director, Executive Vice President and Chief Financial Officer of Pearce Industries, Inc.
Robert M. Collie, Jr.	Director, Partner with Andrews & Kurth, LLP
Charles W. Duncan, III	Director, President of Duncan Equities, Inc.
Scott McClelland	Director, President of the Houston and Central Market Division of H.E. Butt Grocery Company (H-E-B Grocery Stores)
Albert W. Niemi	Director, Dean of the Edwin L. Cox School of Business of Southern Methodist University
Gordon F. Stone	Partner with Endowment Capital Group, LLC
Rick Berry	Chief Financial Officer
John T. Unger	Senior Vice President and General Counsel

Exhibit 1

Schedule 13D Joint Filing Agreement

The undersigned and each other person executing this joint filing agreement (this “Agreement”) agree as follows:

The undersigned and each other person executing this Agreement are responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of the undersigned or any other person executing this Agreement is responsible for the completeness or accuracy of the information statement concerning any other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct

In Witness Whereof, the undersigned have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date set forth below.

Date: December 20, 2006

Signatures:

Corporate Opportunities Fund II, L.P.

By:	SMM Corporate Management, LLC, general partner

By	/s/ James C. Gale
Name:	James C. Gale
Title:	Manager

Corporate Opportunities Fund (Institutional) II, L.P.

By:	SMM Corporate Management, LLC, general partner

By	/s/ James C. Gale
Name:	James C. Gale
Title:	Manager

Life Sciences Opportunity Fund (Institutional), L.P.

By:	SMM Life Sciences Management, LLC, general partner

By	/s/ James C. Gale
Name:	James C. Gale
Title:	Manager

Life Sciences Opportunity Fund, L.P.

By:	SMM Life Sciences Management, LLC, general partner

By	/s/ James C. Gale
Name:	James C. Gale
Title:	Manager

SMH Life Sciences Management, L.L.C.

By	/s/ James C. Gale
Name:	James C. Gale
Title:	Manager

SMH Hydro Med, LLC

By	/s/ James C. Gale
Name:	James C. Gale
Title:	Manager

SMH Hydro Med II, LLC

By	/s/ James C. Gale
Name:	James C. Gale
Title:	Manager

SMH Valera, LLC

By	/s/ James C. Gale
Name:	James C. Gale
Title:	Manager

Sanders Morris Harris Inc.

By	/s/ James C. Gale
Name:	James C. Gale
Title:	Managing Director

/s/ James C. Gale
Name:	James C. Gale